[Letterhead of K-Sea Transportation Partners L.P.]

November 10, 2005

Ms. Linda Cvrkel

Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

100 F. Street NE

Washington DC  20549

Re:	K-Sea Transportation Partners, L.P.
Form 10-K for the year ended June 30, 2005
Commission file #: 001-31920

Dear Ms. Cvrkel:

This letter responds to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 19, 2005 regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2005 (“Form 10-K”) of K-Sea Transportation Partners L.P., a Delaware limited partnership.  For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in bold text.  The references to page numbers in the responses to the Staff’s comments correspond to the pages in the Form 10-K.

We respectfully request that the Staff review our responses at its earliest convenience.  As requested in the Staff’s letter, we hereby acknowledge that:

•                                          we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                                          Staff comments or changes to disclosure in response to Staff comments in filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          we may not assert Staff comments as  defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis

1.                                      We note that your MD&A section includes a discussion on net voyage revenue, a non-GAAP financial measure. In order to prevent undue prominence of this measure, we do not believe that net voyage revenue should be presented on the face of a table such as the “Results of Operations” table on page 30.  In future filings, please revise your MD&A section to remove net voyage revenue from your “Results of Operations” table and revise your discussion to present the changes in net voyage revenue as an ancillary or secondary discussion of the reasons for the changes in the gross revenue or operating income amounts.

Response:  In connection with our initial public offering, the Staff (Sarah W. Hirsch, Special Counsel, and Hanna Teshome) commented on our use of net voyage revenue in our prospectus forming a part of our registration statement on Form S-1 (Registration No. 333-107084).  See our August 29, 2003 response to comment 26 in the Staff’s letter dated August 15, 2003, which is attached to this letter as Exhibit A.  As described in the prior letter and as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations - General” in our Form 10-K, one of the principal differences between time charters, contracts of affreightment and voyage charters is whether we (as vessel operator) or our customers pay for voyage expenses, which include fuel, port charges, pilot fees, tank cleaning costs and canal tolls. Some voyage expenses are fixed, and the remainder can be estimated.  Depending on the form of contract (which is determined based on a variety of factors, including customer preference), voyage expenses are either (1) paid directly by the customer, with no involvement by us; or (2) incurred and paid by us and either (A) reflected in the customer’s charter rate or (B) for certain items, re-billed to the customer as an addition to the basic charter rate.  As a result, although voyage revenue from different types of contracts may vary materially from period to period, the net revenue that remains after subtracting voyage expenses, which we call net voyage revenue, is comparable across the different types of contracts.  Thus, voyage revenue from a customer can vary materially from period to period based on the type of contract chosen by the customer, but net voyage revenue for that customer can remain essentially constant since the basic economics of the varying forms of agreements are generally the same.  Therefore, we principally use net voyage revenue, rather than voyage revenue, when comparing performance between different periods.

We do not believe that an explanation of changes in voyage revenue paints a meaningful picture of changes in our business since it would entail a discussion of changes in types of contracts that ultimately do not have any material impact on our results.  A focus on voyage revenue obscures the true economics of our business that are best demonstrated by comparing net voyage revenue between periods.  In our view, net voyage revenue is the most useful way for readers to evaluate our business.  We respectfully request that the Staff consider allowing us to maintain our current presentation format.  We believe that our approach is consistent with other public companies in our industry.

In order to address the Staff’s concerns, we modified the “Results of Operations” table in the MD&A section of our Form 10-Q for the quarter ended September 30, 2005

(the “Third Quarter Form 10-Q”) to conform to the GAAP presentation, with a reconciliation of net voyage revenue in a separate table.

2.                                    We note from your disclosure that since net income exceeded $0.55 per unit in the third quarter of fiscal 2004, the assumed distribution of all net income results in use of increasing percentages to calculate the general partner’s interest in net income for the quarter ended March 31, 2004. Please explain to us in detail how you calculated the amount of the general partner’s interest in net income for fiscal year 2004, which is approximately 31% of total net income. Also, revise to provide reconciliations of the numerators and denominators used in determining basic and diluted net income per unit.  Refer to the requirements of paragraph 40a of SFAS No. 128.

Response:  Within 45 days after the end of each quarter, we distribute all of our available cash from operating surplus to unitholders of record on the applicable record date.  Under our partnership agreement, if cash distributions exceed $0.55 per unit in a quarter, our general partner receives increasing percentages, up to 50%, of the cash we distribute in excess of that amount, as follows:

•                                          first, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.625 per unit for that quarter;

•                                          second, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.75 per unit for that quarter; and

•                                          thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest.  We refer to these distributions as incentive distributions.

As described in Note 3 of the financial statements in our Form 10-K under “Net income per unit” (page F-11), we calculated the amount of our general partner’s interest in net income for the period from January 14, 2004 to March 31, 2004 (which net income totaled $18,089.0) in accordance with the requirements of Emerging Issues Task Force Issue No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings per Share,” and paragraph 61 of SFAS No. 128, as follows:

	Aggregate Target	Aggregate Target		General Partner’s
	Distributions For Full	Distributions For 78 Day		Share
Target	Quarter Assuming All	Post-IPO Period
Distribution	Net Income is	Assuming All Net Income
Levels Per Unit	Distributed(a)(b)	is Distributed (c)%		$
First $0.55	$4,675.0	$4,007.1	2.0	$80.1
$0.55 to $0.625	637.5	546.4	15.0	82.0
$0.625 to $0.75	1,062.5	910.7	25.0	227.6
Over $0.75	Any excess	12,624.8	50.0	6,312.5
		$18,089.0		$6,702.1

(a)                                  Assumes operations for the entire quarter (91 days).

(b)                                 There were 8,500,000 units outstanding for purposes of the calculation (4,165,000 common units, 4,165,000 subordinated units and the equivalent of 170,000 units attributable to the general partner’s 2% interest — which is calculated by dividing 8,330,000 by .98 and then subtracting 8,330,000).

(c)                                  Calculated by multiplying the aggregate target distributions for the full quarter by the fraction 78/91, since there were 78 days in the period from our initial public offering on January 14, 2004 to March 31, 2004.

As further detailed in Note 3 of the financial statements in our Form 10-K under “Net income per unit” (page F-11), our partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash (from operating surplus) which is a contractually defined term that generally means, for a particular quarter, cash receipts plus working capital borrowings, less operating expenditures and cash reserves. Unlike available cash (from operating surplus), net income is affected by non-cash items, such as deferred tax benefits.  For purposes of EITF 03-6 and SFAS No. 128, however, we must treat net income as if it were all distributable.  Therefore, since net income exceeded $0.55 per unit in the period from January 14, 2004 to March 31, 2004 due to recognition of a $17.6 million deferred tax benefit, the assumed distribution of all net income, pursuant to SFAS No. 128, results in use of the increasing percentages to calculate the general partner’s interest in net income for the quarter ended March 31, 2004.  Notwithstanding the foregoing, the deferred tax benefit is not included in the calculation of available cash under the partnership agreement and, therefore, the general partner did not and will not receive any incentive distributions of available cash as a result of such deferred tax benefit.

The numerators and denominators used in determining basic and diluted net income per unit are as follows:

	Years ended June 30,
	2005	2004	2003
Limited partners’ interest in net income	$7,973	$14,545	$4,972
Basic earnings per unit:
Weighted average limited partner units outstanding	8,372	6,446	4,830
Diluted earnings per unit:
Weighted average limited partner units outstanding	8,372	6,446	4,830
Dilutive effect of unvested restricted units outstanding	47	7	—
Diluted units	8,419	6,453	4,830

The numerators used in determining basic and diluted net income per limited partner unit (i.e., the limited partners’ interest in net income) are shown on the face of our income statement.  The number of limited partner units used in determining the weighted average limited partner units outstanding, including the 4,830,000 units used for periods prior to our January 14, 2004 initial public offering, are disclosed in Note 3 to the financial statements in our Form 10-K and in our Consolidated Statements of Partners’ Capital.  Regarding the nature of the adjustment made to arrive at the diluted units outstanding, we have added a sentence quantifying and explaining this adjustments in our Third Quarter Form 10-Q and propose to include similar disclosure in future filings.

3.                                    We note that on December 8, 2004 you acquired ten tank barges and seven tugboats from Bay Gulf Trading Company, Ltd. and the Form 8-K filed on December 7, 2004 indicates that the purchase includes a water treatment facility and leased office and terminal facilities. Please tell us whether the vessels that were purchased are new buildings or previously owned vessels. If the vessels are previously owned and were employed in revenue generating activities prior to your acquisition, please explain in detail why you do not believe the acquisitions of these vessels represent businesses for which audited financial statements and pro forma financial information should be provided pursuant to Rules 3-05 and 11-01 of Regulation S-X.

Response:  On December 8, 2004, we acquired ten tank barges, seven tugboats and a water treatment facility from Bay Gulf Trading Company, Ltd. and its affiliates.  The acquired vessels had been operating in the coastwise trade for many years.  At the time we acquired the Bay/Gulf assets, we evaluated the significance of the acquisition based on the requirements of Regulation S-X as follows:

Rule 1.02(w)(1)- Investment in Subsidiary:
Purchase price	$21.0 million
Our total assets at June 30, 2004	$228.1 million
Percentage of purchase price to total assets	9.2%

Rule 1.02(w)(2) — Proportionate Share of Total Assets:
Total assets of acquired business as of December 31, 2003 as per Seller’s internal financial statements	$11.3 million
Our total assets at June 30, 2004	$228.1 million
Percentage of fair value of purchased assets to total assets	4.9%

Rule 1.02(w)(3) — Proportionate Share of Pretax Income:
Pretax income generated by these assets for the year ended December 31, 2003 as per Seller’s internal financial statements	$0.1 million
Our pretax income for the year ended June 30, 2004	$4.3 million
Percentage of seller pretax income to buyer pretax income	2.7%

Since application of all of the above tests resulted in percentages under 20%, the inclusion of audited financial statements and related pro forma financial information pursuant to Rules 3-05 and 11-01 of Regulation S-X were not required.

4.                                    We note that the disclosure in Note 6 indicating that certain net assets contributed to the Partnership at the time of the initial public offering in January 2004 had tax bases that were lower than their carrying values for financial reporting purposes which resulted in deferred tax liabilities relating to these temporary differences. We also note the disclosure indicating that these differences will be subject to the Partnership’s effective tax rate which is significantly lower than the effective tax rate of EW LLC’s corporate subsidiaries. We also note that the effect of the change in tax rates applicable to these assets has been recognized as a deferred tax benefit of $17,561 for the fiscal year ended June 30, 2004. Please explain in detail why you believe it was appropriate to reflect the impact of the change in tax rates resulting from the reorganization of entities under common control as a tax benefit rather than an adjustment to partner’s capital in the Company’s financial statements. Since the change does not result from a change in enacted rates, but rather from the reorganization transaction, it is unclear as to why the transaction has not been accounted for as a capital transaction. We may have further comment upon receipt of your response.

Response: In evaluating whether to credit this amount directly to Partners’ Capital or flow it through the income statement, we considered the guidance in paragraph 28 of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which states:

An enterprise’s tax status may change from nontaxable to taxable or from taxable to nontaxable. An example is a change from a partnership to a corporation and vice versa. A deferred tax liability or asset shall be recognized for temporary differences in accordance with the requirements of this Statement at the date that a nontaxable enterprise becomes a taxable enterprise. A deferred tax liability or asset shall be eliminated at the date an enterprise ceases to be a taxable enterprise. In either case, the effect of (a) an election for a voluntary change in tax status is recognized on the approval date or on the filing date if approval is not necessary and (b) a change in tax status that results from a change in tax law is recognized on the enactment date. The effect of recognizing or eliminating the deferred tax liability or asset shall be included in income from continuing operations.”

Since the reorganization resulted in the transfer of net assets from a taxable entity (EW LLC’s corporate subsidiaries) to a nontaxable entity (the Partnership), the effect of deferred taxes was recognized in income pursuant to SFAS No. 109.

5.                                    We note that due to the New York State Petroleum Business Tax audit, the partnership has accrued an estimated liability using the industry’s proposed calculation methodology. Please tell us the amount accrued related to this potential liability and whether the possibility exists that the Predecessor will not be able to fund the liability and the Partnership will have to incur the cost. To the extent the amount is material, please disclose the amount accrued, in future filings. See paragraph 9 of SFAS 5.

Response:   Our accrual for potential liabilities associated with the New York State Petroleum Business Tax (“PBT”) was approximately $100,000 as of June 30, 2005 and approximately $121,000 as of September 30, 2005.  We do not believe there is a reasonable possibility that the Predecessor will not be able to fund the liability (see the third paragraph of our response to Comment 6 below).  We do not consider our accruals for the potential PBT liability to be material for disclosure purposes.  In future periods, we will disclose the amount accrued to the extent it is material.

6.                                    We note from your discussion on page 17 that EW Transportation Corp., a predecessor of the Company, has received a notice that it is a potentially responsible party in a proceeding for the cleanup of hazardous substances at a Texas site. If there is a reasonable possibility of loss to the Partnership, please revise the notes to your financial statements in future filings to include a description of the reasonably possible loss contingency and an estimate of the possible loss, or a statement to the effect that such an estimate cannot be made. See paragraph 7.21 of SOP 96-1.

Response:  In September 2001, EW Transportation Corp. (“EWT”) received a letter from the Environmental Protection Agency (“EPA”) identifying EWT as a potentially responsible party in a proceeding for the cleanup of hazardous substances at a site in Port Arthur, Texas.  Due to EWT’s limited dealings at the Port Arthur site (one barge had been cleaned at the site in each of 1996 and

1997), EWT did not agree to assume responsibility, and has not received any further communication from the EPA.

EWT has been indemnified for this potential liability by its predecessor (the “EWT Predecessor”).  In connection with our initial public offering in January 2004, EWT and certain of its affiliates have agreed to indemnify us until January 14, 2009 against certain environmental and toxic tort liabilities, including liabilities associated with the Port Arthur site.  There is an aggregate cap of $10 million on the amount of indemnity coverage provided by the indemnitors for the environmental and toxic tort liabilities.

EWT and its affiliates have a $4.5 million note receivable from the EWT Predecessor, and also own 4,165,000 of our subordinated units.  As an owner of subordinated units, EWT and its affiliates receive distributions from us which currently total approximately $9.5 million on an annualized basis.  Furthermore, the subordinated units are valuable securities of our partnership and, assuming certain financial tests are met, will convert into common units on a one-for-one basis.  Our common units currently trade at approximately $35 per unit.

We currently do not believe that there is a reasonable possibility that we will suffer a loss resulting from environmental issues at the Port Arthur site.    If in the future we determine that there is a reasonable possibility of loss, we will include in our financial statements a description of the reasonably possible loss contingency and an estimate of the possible loss, or a statement to the effect that such an estimate cannot be made.

7.                                    We note that you present the non-GAAP measure “distributable cash flow” in your quarterly press release announcements and reconcile this measure to net income.  Since it appears that the Company utilizes this measure primarily as a liquidity measure, please revise future earnings release announcements to reconcile this non-GAAP measure to the most comparable GAAP measure, cash flow from operations.

Response:  We define distributable cash flow as (a) net income, plus (b) depreciation and amortization, plus (c) non-cash compensation cost of our long-term incentive plan, plus (d) deferred tax expense, plus (e) other non-operating, items, less (f) estimated maintenance capital expenditures.  Estimated maintenance capital expenditures represents the estimated cash capital expenditures necessary to maintain the operating capacity of our capital assets over the long term.  This amount includes an allowance to replace the earning capacity of the vessels which must be retired, or retrofitted to double-hull, by January 1, 2015 under the Oil Pollution Act of 1990.  We are required under the terms of our partnership agreement to reduce the amounts we distribute to our unitholders by our estimated maintenance capital expenditures.  Furthermore, other adjustments to a cash basis measure, such as changes in working capital, are not reflected in distributable cash flow.

We use distributable cash flow as a performance measure to assess the level of our “cash earnings” and our continuing ability to earn the amounts we distribute.  Similarly, we believe it is useful to investors because it enhances the investors’ overall understanding of the operating performance of our assets and the cash that our businesses are generating.

*          *          *

Thank you for your consideration.  We would like to discuss our responses to your letter at your earliest convenience.

Sincerely yours,

/s/ John J. Nicola

John J. Nicola
Chief Financial Officer

cc:	Claire Erlanger, Securities and Exchange Commission
Sean T. Wheeler, Baker Botts LLP
Victor J. Tutino, PricewaterhouseCoopers LLP
Kenneth Evans, PricewaterhouseCoopers LLP

Exhibit A

The following is the August 29, 2003 response of K-Sea Transportation Partners L.P. to comment 26 in the Staff’s letter dated August 15, 2003:

Summary Historical and Pro Forma Financial and Operating Data, pages 12-14

26.                                 We note from page 12 that voyage expenses are reimbursed through passing them on to the customer through charging higher rates under contract or by the customer specifically reimbursing you for the expenses separately from the rates charged in the contract. Additionally, you state that comparisons of revenue are performed using net voyage revenue due to the fact that the reimbursement of voyage expenses is handled differently depending whether if you pay the expenses or the customer pays them. Tell us supplementally how you reflect the reimbursement of voyage expenses in the statement of operations in the case where the customer pays the expenses separately. If the reimbursement is recorded as revenue, tell us why comparisons of voyage revenue are not meaningful. If not recorded as revenue, tell us what guidance you relied upon for your accounting treatment.

Response: As we discuss on pages 14, 48 and 49 of Amendment No. 1, one of the principal differences between time charters, contracts of affreightment and voyage charters is whether we (as vessel operator) or our customer pay for voyage expenses. Voyage expenses are unique to each voyage and include costs of moving a vessel from its departure point to its destination. Voyage expenses include, for example, fuel, port charges, pilot fees, tank cleaning costs and canal tolls. Voyage expenses do not include vessel operating expenses such as crew wages, insurance on the vessel and routine maintenance. Depending upon the form of contract and customer preference, voyage expenses are either (1) paid directly by the customer, with no involvement by us; or (2) incurred and paid by us and either (A) reflected in the customer’s charter rate or (B) for certain items, re-billed to the customer as an addition to the basic charter rate.

If paid by the customer, such expenses are not reflected in our charter rate or in our voyage expenses and, therefore, voyage revenue and net voyage revenue will be the same. If incurred and paid by us, such expenses are reflected as voyage expenses and any rebilling of voyage expenses is included as voyage revenue.

Based on the above, we believe that net voyage revenue is a more appropriate measure of changes in our operating results than changes in voyage revenue, which may vary significantly based on the type of contract even though our operating results may be the same. Therefore, the use of net voyage revenue improves the period-to-period comparability of revenues generated by the different forms of contracts and offers the investor a more accurate picture of our operating results.